Exhibit 12.1

SUNCOM WIRELESS, INC.

COMPUTATION OF RATIO OF EARNINGS (DEFICIENCY) TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2005	2004	2003	2002	2001	2006	2005
Computation of Earnings:
Pre-tax income from continuing operations before loss from equity investees	$(507,528)	$564,516	$(141,188)	$(133,903)	$(196,589)	$(145,974)	$(67,108)
Adjustments to earnings:
Fixed charges (as computed below)	172,288	147,401	159,857	164,934	138,795	44,213	42,055
Interest capitalized	(1,023)	(841)	(1,718)	(4,210)	(5,934)	(414)	(173)
Amortization of capitalized interest	3,896	3,435	3,212	3,203	2,832	984	953

Earnings as adjusted	(332,367)	714,511	20,163	30,024	(60,896)	(101,191)	(24,273)

Computation of Fixed Charges:
Interest expense	148,871	128,627	141,210	144,086	117,499	37,803	36,727
Capitalized interest	1,023	841	1,718	4,210	5,934	414	173
Portion of rental expense which is representative of interest	22,394	17,933	16,929	16,638	15,362	5,996	5,155

Total fixed charges	172,288	147,401	159,857	164,934	138,795	44,213	42,055

Ratio of earnings to fixed charges	—	4.8x	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$(504,655)	$—	$(139,694)	$(134,910)	$(199,691)	$(145,404)	$(66,328)